EXHIBIT 99.1
Focus Media Reports Third Quarter 2007 Results
Third Quarter Revenue Increased by 149.6% and Net Income Increased by 72.6% Year-over-year
SHANGHAI, China, November 19, 2007 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced its unaudited financial results for the third quarter ended September 30, 2007.
Highlights for third Quarter 2007:
•	Total revenues grew 149.6% year-over-year and 33.6% quarter-over-quarter to $151.4 million.

•	Net income for the third quarter was $46.6 million, up 72.6% year-over-year and 23.6% quarter-over-quarter. Fully diluted net income per ADS for the third quarter of 2007 was $0.37. Focus Media also provides operating margin, net income and earnings per ADS on a non-GAAP basis that exclude non-cash share-based compensation expense and acquired intangible assets amortization expense to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of non-GAAP Financial Measures”. Net income, excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) for the third quarter was $54.6 million or $0.43 per fully diluted ADS.

•	In the third quarter of 2007, digital out-of-home advertising revenue was $94.7 million, up 23.3% quarter-over-quarter.
▪	Advertising service revenue from our commercial location network, including revenue from our LCD display networks, outdoor digital and non-digital billboard networks (also referred to as our iStreet Network) and movie theater advertising network, grew 67.7% year-over-year and 26.5% quarter-over quarter to $64.6 million.

▪	Advertising service revenue from our in-store network was $7.1 million, down 2.1% year-over-year and 2.2% quarter-over-quarter, due to the relatively more competitive environment in our in-store business.

▪	Advertising service revenue from our in-elevator poster frame network grew 104.4% year-over-year and 24.3% quarter-over-quarter to $23.1 million
•	Mobile handset advertising revenue grew 298.9% year-over-year and 28.9% quarter-over-quarter, to $14.0 million in the third quarter 2007.

•	Internet advertising revenue was $42.5 million in the third quarter of 2007, up 68.5% quarter-over-quarter.
“We have achieved another record quarterly revenue and profit in the third quarter 2007. During the quarter, we saw robust advertising demand for our digital media offerings. Our Internet advertising business grew strongly in the quarter after several small acquisitions to strengthen the market leadership of Allyes. Although the gross margin of our Internet advertising business was lower than the previous quarter due to the consolidation of newly acquired entities, we believe the gross margin of our Internet business will trend up in the future as we leverage Allyes’ strong technology platform to improve the operations of these acquired businesses. We are well positioned to capitalize on the expected strong demand growth in the China advertising market in 2008,” said Jason Jiang, CEO of Focus Media. “In addition, our mobile handset advertising business continues to demonstrate strong growth potential. We believe its highly targeted ad delivery to mobile users based on demographic or location-based information is increasingly gaining acceptance by advertisers. In order to maximize shareholder value, we are evaluating a potential option for a separate listing of our mobile handset advertising business in Hong Kong or the United States.”
Third Quarter Financial Results
For the third quarter of 2007, Focus Media reported total revenues of $151.4 million, an increase of 149.6% compared to $60.6 million for the third quarter of 2006, and an increase of 33.6% compared to $113.3 million for the second quarter of 2007.
Our total digital out-of-home advertising revenue was $94.7 million in the third quarter of 2007, an increase of 66.1% from $57.0 million in the third quarter of 2006 and a sequential increase of 23.3% from $76.9 million in the second quarter of 2007. In the third quarter of 2007, commercial location advertising revenue was $64.6 million, contributing 68.2% of total digital out-of-home advertising revenue. Advertising service revenue from our in-store network was $7.1 million, or 7.5% of total digital out-of-home advertising revenue. Advertising service revenue from our in-elevator poster frame network placed primarily in the elevators of residential complexes was $23.1 million in the third quarter of 2007, or 24.3% of total digital out-of-home advertising revenue.
As of September 30, 2007, the total installed base of LCD displays in our commercial location network was 95,398 nationwide, including 90,375 displays through our directly owned networks, and 5,023 displays through our regional distributors. In the third quarter of 2007, we continued to expand the installed base of our hypermarkets to 1,266 stores as of September 30, 2007 from 1,205 hypermarkets as of June 30, 2007. Our in-store network also covers 695 supermarkets and 2,080 convenience stores as of September 30, 2007. The number of displays installed in our in-store network increased to 43,315 as of September 30, 2007 compared to 41,322 as of June 30, 2007. The total number of non-digital frames available for sale on our poster frame network was 163,455 as of September 30, 2007. In addition, as of September 30, 2007, we had installed 7,150 digital 2.0 frames, mainly in Beijing, Shanghai, Guangzhou and Shenzhen.
Mobile Advertising Business
Advertising service revenue from Focus Media Wireless in the third quarter of 2007 was $14.0 million, up 298.9% from $3.5 million in the third quarter of 2006 and 28.9% from $10.9 million in the second quarter of 2007.
Internet Advertising Business
Internet advertising service revenue was $42.5 million in the third quarter of 2007, up 68.5% from $25.2 million in the second quarter of 2007. Digital marketing service accounted for 94.0% of the total Internet advertising revenue. Rich Media, pay-for-performance and technology solutions accounted for the remaining 6.0%.
Gross profit for the third quarter of 2007 was $77.1 million, representing an increase of 99.9% compared to $38.6 million for the corresponding period a year ago and a 24.7% increase compared to $61.8 million in the second quarter 2007. In the third quarter 2007, gross margin for our digital out-of-home business was 62.7%. Within our digital out-of-home advertising networks, commercial location network gross margin was 64.7%, in-store network gross margin was 17.7%, and the in-elevator poster frame network gross margin was 71.1%. Commercial location gross margin was impacted by the acquisition of a leading outdoor billboard operator in China, which operates over

200 highly attractive outdoor billboard locations in major commercial centers in China. Excluding the non-digital outdoor billboard business we acquired in the second quarter of 2007, commercial location gross margin would have been 74.6%. We plan to upgrade some of these sites to digital LED billboards upon expiration of the current contracts with advertisers. The acquisition provides Focus Media with a stronger strategic position for the growth of outdoor digital billboard business in the future. The gross margin for our mobile advertising business was 56.2% in the third quarter of 2007. The gross margin for our Internet advertising business was 23.0% in the third quarter 2007, lower than the previous quarter due to several small acquisitions to strengthen the market leadership of Allyes. Blended gross margin for the company for the third quarter was 50.9%, as compared to 54.6% in the second quarter of 2007, primarily due to the contribution of the lower-margin Internet advertising business and in-store business.
In the third quarter of 2007, operating expenses totaled $30.0 million, including $1.1 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $4.4 million. Operating expenses as a percentage of total revenues in the third quarter 2007 was 19.8%, as compared to 20.9% in the previous quarter. Selling and marketing expenses in the third quarter totaled $19.1 million including $2.4 million in share compensation expense, or 12.6% of total revenues. General and administrative expense in the third quarter was $12.1 million including $2.0 million in share-based compensation expense, or 8.0% of total revenues. Our operating margin in the third quarter of 2007 was 31.1%, as compared to 33.7% in the second quarter 2007. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, operating margin (non-GAAP) was 36.4% in the third quarter 2007. Operating expenses in the third quarter of 2007 also include a one-time expense of approximately $2.1 million relating to the recent Audit Committee inquiry.
Net income for the third quarter of 2007 was $46.6 million, an increase of 72.6% compared to $27.0 million for the same period in 2006, and 23.6% compared to $37.7 million for the second quarter of 2007. Fully diluted net income per ADS for the third quarter of 2007 was $0.37. Net income excluding non-cash share-based compensation expense and acquired intangible assets amortization expense resulting from acquisitions (non-GAAP) in the third quarter of 2007 was $54.6 million, or $0.43 per fully diluted ADS.
Other Recent Developments
In November 2007, Focus Media and certain of its shareholders, consisting mainly of the former shareholders of Framedia, Dotad and Allyes, completed a secondary offering. In this offering, Focus Media sold 5,000,000 ADSs of newly issued shares and various selling shareholders sold 8,720,873 ADSs to the public.
On September 28, 2007, Mr. David Ying Zhang was appointed to Focus Media’s board of directors as an independent director. Mr. Zhang is the managing director and head of the Beijing office of WI Harper, a private equity fund. With the appointment of Mr. Zhang, Focus Media’s board regained a majority of independent directors.
BUSINESS OUTLOOK

The Company estimates its total revenues for the forth quarter of 2007 will range from $160 million to $170 million. Fourth quarter 2007 net income excluding share-based compensation expense and intangible assets amortization expense resulting from acquisitions (non-GAAP) is expected to be between $62 million and $64 million or $0.48 to $0.50 per fully diluted ADS based on 129 million total ADS-equivalent average shares outstanding.
USE OF NON-GAAP FINANCIAL MEASURES
In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation and acquired intangible asset amortization expense resulting from acquisitions. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.
The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except share data)
(Unaudited)

	Three months ended			Nine months ended
	2007-9-30	2006-9-30	2007-6-30	2007-9-30	2006-9-30

GAAP net income attributable to shareholders	$46,613	$27,005	$37,715	$100,620	$53,109
Amortization of acquired intangible assets	3,287	1,577	2,672	7,891	4,070
Share-based compensation	4,679	1,569	4,919	14,115	4,932

Non-GAAP net income	$54,579	$30,151	$45,306	$122,626	$62,111

GAAP income per ADS — basic	$0.38	$0.26	$0.33	$0.87	$0.54

GAAP income per ADS — diluted	$0.37	$0.25	$0.32	$0.84	$0.52

Non-GAAP income per ADS — basic	$0.45	$0.29	$0.39	$1.06	$0.63

Non-GAAP income per ADS — diluted	$0.43	$0.28	$0.38	$1.03	$0.61

Shares used in calculating basic GAAP /Non-GAAP income per ADS	122,250,042	105,113,194	115,701,382	115,883,549	98,232,890

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	126,370,818	109,293,170	119,385,064	119,471,360	102,375,332

GAAP income from operations	$47,122	$25,839	$38,164	$99,730	$51,970
Amortization of acquired intangible assets	3,287	1,577	2,672	7,891	4,070
Share-based compensation	4,679	1,569	4,919	14,115	4,932

Non-GAAP income from operations	$55,088	$28,985	$45,755	$121,736	$60,972

Non-GAAP operating margin	36.4%	47.8%	40.4%	37.8%	42.4%

TODAY’S CONFERENCE CALL
Focus Media will host a conference call to discuss the third quarter 2007 financial results and forth quarter 2007 business outlook at 8:00 p.m. U.S. Eastern Time on November 19, 2007 (5:00 p.m. U.S. Pacific Time on November 19, 2007; 9:00 a.m. Beijing/Hong Kong time on November 20, 2007). The dial-in details for the live conference call are: U.S. Toll Free Number +1-800-884-5695, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-786-2960; Pass code 26895957.
A replay of the call will be available from November 19, 2007 until November 26, 2007 (US Eastern Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 78870211. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn.
ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi-platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2007, Focus Media’s digital out-of-home advertising network had approximately 95,398 LCD display in its commercial location network, approximately 43,315 LCD displays in its in-store network and 170,605 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.
SAFE HARBOR: FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor and Media contact:
Jie Chen
Tel: +86 21 32124661*6607
Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	2007-9-30	2006-12-31
ASSETS
Current assets
Cash and cash equivalents	$190,243	$164,611
Investment in equity securities	51,961	—
Accounts receivables, net	169,800	61,614
Inventories	2,449	519
Prepaid expenses and other current assets	20,109	5,199
Deposit paid for acquisition of subsidiaries	43,423	3,526
Amount due from related parties	4,240	7,853
Rental deposits	31,333	—

Total current assets	$513,558	$243,322
Rental Deposits	3,290	11,833
Equipment, net	83,617	70,250
Acquired intangible assets, net	74,219	34,717
Goodwill	928,450	739,744
Other long term assets	35,430	6,376

Total assets	$1,638,564	$1,106,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term debt	$—	$2,769
Accounts payable	48,344	5,987
Accrued expenses and other current liabilities	95,261	38,674
Income taxes payable	12,560	4,060
Amount due to related parties	7,948	347
Deferred tax liabilities	1,125	—

Total current liabilities	$165,238	$51,837

Deferred tax liabilities	6,218	3,303

Total liabilities	$171,456	$55,140

Minority interests	496	358

Shareholders’ equity
Ordinary shares	31	27
Additional paid in capital	1,247,971	709,196
Acquisition consideration to be issued	—	237,879
Retained earnings	195,347	96,195
Accumulated other comprehensive income	23,263	7,447

Total shareholders’ equity	$1,466,612	$1,050,744

Total liabilities and shareholders’ equity	$1,638,564	$1,106,242

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended			Nine months ended
	2007-9-30	2006-9-30	2007-6-30	2007-9-30	2006-9-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues (note 3):
Digital out-of-home
Commercial locations	$70,173	$42,581	$55,368	$160,459	$99,448
In-store network	7,813	8,002	7,998	23,137	21,055
In-elevator poster frame network	25,121	12,386	20,347	59,322	29,780
Mobile handset advertising	14,627	3,801	11,268	31,915	7,166
Internet advertising	44,234	—	26,418	70,652	—
Other revenue	117	90	305	803	780

Total gross revenues	162,085	66,860	121,704	346,288	158,229
Less: Sales taxes	10,693	6,213	8,429	24,281	14,320

Total revenues	151,392	60,647	113,275	322,007	143,909

Cost of revenues (note 4):
Digital out-of-home
Commercial locations	22,825	11,428	17,868	53,591	31,141
In-store network	5,832	4,616	5,187	16,046	12,983
In-elevator poster frame network	6,656	3,732	5,265	16,667	9,746
Mobile handset advertising	6,145	2,219	4,569	13,468	4,624
Internet advertising	32,718	—	18,405	51,123	—

Total advertising service costs	74,176	21,995	51,294	150,895	58,494
Other costs	121	80	138	424	392

Total cost of revenues	74,297	22,075	51,432	151,319	58,886

Gross profit	77,095	38,572	61,843	170,688	85,023

Operating expenses:
General and administrative (note 4)	12,095	5,956	11,646	32,424	16,650
Selling and marketing (note 4)	19,081	6,782	13,154	42,121	16,565
Other operating income	(1,203)	(5)	(1,121)	(3,587)	(162)

Total operating expenses	29,973	12,733	23,679	70,958	33,053

Income from operations	47,122	25,839	38,164	99,730	51,970
Interest income, net	1,595	1,070	1,870	6,158	2,563
Other income (expenses), net	5	(176)	12	109	(655)

Income before tax and minority interests	48,722	26,733	40,046	105,997	53,878

Income tax expense
— Current	2,063	(134)	2,683	5,847	484
— Deferred	46	(183)	(365)	(452)	189

Total income taxes	2,109	(317)	2,318	5,395	673

Income before minority interests	46,613	27,050	37,728	100,602	53,205
Minority Interests	—	45	13	(18)	96

Net income	$46,613	$27,005	$37,715	$100,620	$53,109

Income per ADS — basic	$0.38	$0.26	$0.33	$0.87	$0.54

Income per ADS — diluted	$0.37	$0.25	$0.32	$0.84	$0.52

Shares used in calculating basic income per ADS	122,250,042	105,113,194	115,701,382	115,883,549	98,232,890

Shares used in calculating diluted income per ADS	126,370,818	109,293,170	119,385,064	119,471,360	102,375,332

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended		Nine months ended
	2007-9-30	2006-9-30	2007-9-30	2006-9-30
Operating activities:
Net income	$46,613	$27,005	$100,620	$53,109
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—	45	(18)	96
Bad debt provision	320	627	2,736	1,397
Share based compensation	4,679	1,569	14,115	4,932
Depreciation and amortization	5,114	3,714	13,222	9,844
Amortization of acquired intangible assets	3,287	1,577	7,891	4,070
Changes in assets and liabilities, net of effects of acquisitions	(19,174)	(5,695)	(41,157)	(27,214)

Net cash provided by operating activities	$40,839	$28,842	$97,409	$46,234

Investing activities:
Purchase of equipment and other long term assets	(11,659)	(1,696)	(36,924)	(13,304)
Acquisition of an intangible asset	—	—	(105)	—
Purchase of subsidiaries, net of cash acquired	2,334	(35,768)	(54,440)	(122,827)
Deposits paid to acquire subsidiaries	(25,004)	(2,800)	(60,272)	(2,800)
Investment in equitysecurities	(8,830)	—	(49,545)	—

Net cash used in investing activities	$(43,159)	$(40,264)	$(201,286)	$(138,931)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	475	5,710	120,733	154,390
Proceeds from short-term debts	—	—	—	24,598
Capital injection from minority shareholders	40	—	137	249
Repayment of short-term debts	(394)	(23,351)	(4,165)	(29,402)

Net cash provided by financing activities	$121	$(17,641)	$116,705	$149,835

Effect of exchange rate changes	4,850	1,488	12,805	1,318

Net (decrease) increase in cash and cash equivalents	$2,651	$(27,575)	$25,633	$58,456
Cash and cash equivalents, beginning of period	187,592	122,684	164,610	36,653

Cash and cash equivalents, end of period	$190,243	$95,109	$190,243	$95,109

Supplemental disclosure of cash flow information:
Income taxes paid	$461	$12	$1,038	$30

Interest paid	$6	$218	$6	$245

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Value of ordinary share consideration	$—	$—	$166,050	$365,660
Accounts payable	$6,143	$277	$6,143	$277

Notes:

Note 1:	Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.

Note 2:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.5108 on September 28, 2007.

Note 3:	Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended			Nine months ended
	2007-9-30	2006-9-30	2007-6-30	2007-9-30	2006-9-30
Gross Advertising Service Revenue:
Digital out-of-home:
Commercial locations
— Unrelated parties	$70,091	$37,101	$55,321	$157,825	$87,586
— Related parties	82	5,480	47	2,634	11,862

Total Commercial Locations	70,173	42,581	55,368	160,459	99,448

In-store Network
— Unrelated parties	7,813	6,610	7,998	21,822	17,617
— Related parties	—	1,392	—	1,315	3,438

Total in-store network	7,813	8,002	7,998	23,137	21,055

In-elevator Poster Frame Network
— Unrelated parties	25,029	12,386	20,249	59,132	29,780
— Related parties	92	—	98	190	—

Total In-elevator Poster Frame Network	25,121	12,386	20,347	59,322	29,780

Mobile handset advertising
— Unrelated parties	14,592	3,801	11,179	31,791	7,166
— Related parties	35	—	89	124	—

Total mobile handset advertising	14,627	3,801	11,268	31,915	7,166

Internet advertising
— Unrelated parties	43,552	—	26,088	69,640	—
— Related parties	682	—	330	1,012	—

Total internet advertising	44,234	—	26,418	70,652	—

Gross Advertising Services Revenue:	161,968	66,770	121,399	345,485	157,449

Less: Sales taxes:
Digital out-of-home:
Commercial locations:	5,584	4,063	4,308	13,166	9,111
In-store Network	726	763	754	2,168	1,984
In-elevator Poster Frame Network	2,058	1,102	1,799	5,042	2,651
Mobile handset advertising	602	285	386	1,000	574
Internet advertising	1,723	—	1,182	2,905	—

Total sales taxes:	10,693	6,213	8,429	24,281	14,320

Net Advertising Service Revenue	151,275	60,557	112,970	321,204	143,129
Add: Other revenue:	117	90	305	803	780

Net revenues:	$151,392	$60,647	$113,275	$322,007	$143,909

Note 4: Share based compensations included under SFAS 123R are as follows (U.S. Dollars in thousands):

	Three months ended			Nine months ended
	2007-9-30	2006-9-30	2007-6-30	2007-9-30	2006-9-30

Cost of revenues	$288	$—	$284	$853	$—
Selling and marketing	2,374	211	2,084	6,519	889
General and administrative	2,017	1,358	2,551	6,743	4,043

Sub-total	$4,679	$1,569	$4,919	$14,115	$4,932

Note 5: The Company has performed preliminary purchase price allocation on their acquisition made in the fourth quarters of 2006 and the first three quarters of 2007 based on an internal valuation performed by management. The purchase price allocation will be finalized once the independent valuation analysis is completed.
Note 6: The earnings per ADS is based on the new conversion ratio of 1 ADS to 5 ordinary shares, effective as of April 11, 2007. The comparative numbers haven been adjusted to reflect the conversion.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended			Nine months ended
	2007-9-30	2006-9-30	2007-6-30	2007-9-30	2006-9-30

GAAP net income attributable to shareholders	$46,613	$27,005	$37,715	$100,620	$53,109
Amortization of acquired intangible assets	3,287	1,577	2,672	7,891	4,070
Share-based compensation	4,679	1,569	4,919	14,115	4,932

Non-GAAP net income	$54,579	$30,151	$45,306	$122,626	$62,111

GAAP income per ADS — basic	$0.38	$0.26	$0.33	$0.87	$0.54

GAAP income per ADS — diluted	$0.37	$0.25	$0.32	$0.84	$0.52

Non-GAAP income per ADS — basic	$0.45	$0.29	$0.39	$1.06	$0.63

Non-GAAP income per ADS — diluted	$0.43	$0.28	$0.38	$1.03	$0.61

Shares used in calculating basic GAAP /Non-GAAP income per ADS	122,250,042	105,113,194	115,701,382	115,883,549	98,232,890

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	126,370,818	109,293,170	119,385,064	119,471,360	102,375,332

GAAP income from operations	$47,122	$25,839	$38,164	$99,730	$51,970
Amortization of acquired intangible assets	3,287	1,577	2,672	7,891	4,070
Share-based compensation	4,679	1,569	4,919	14,115	4,932

Non-GAAP income from operations	$55,088	$28,985	$45,755	$121,736	$60,972

Non-GAAP operating margin	36.4%	47.8%	40.4%	37.8%	42.4%